
MY TRAVEL


05009374

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

28 June 2005


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2005
WASH. D.C.
199
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21st and 28th of June 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

Enclosures

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom



27 June 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 23 June 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 513,851,113 shares, being approximately 4.29% of the issued share capital of the Company.

We have transferred from time to time 513,851,113 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 513,851,113 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

David Edwards
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

23 June 2005

11. Date company informed

27 June 2005

12. Total holding following this notification

513,851,113 ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

4.29% of the ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 513,851,113 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 513,851,113 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary



Date of notification

28 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

20 June 2005

12. Total holding following this notification

702,319,737 ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

5.88% of the ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 702,319,737 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 702,319,737 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

21 June 2005

Morgan Stanley Securities Limited

25 Cabot Square
Canary Wharf
London E14 4QA

tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom


SEC MAIL PROCESSING
RECEIVED
JUN 30 2005
WASH. D.C.
183
SECTION

20 June 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 16 June 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 702,319,737 shares, being approximately 5.90% of the issued share capital of the Company.

We have transferred from time to time 702,319,737 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 702,319,737 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

Sarah Clark
Law Division

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Ac
MyTravel Group plc	Holding(s) in Company		17:00 21 Jun 05	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held I them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

20 June 2005

12. Total holding following this notification

Not supplied

13. Total percentage holding of issued class following this notification

Not supplied

14. Any additional information

No longer a notifiable interest

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notificatio



Mike Vaux, Assistant Group Company Secretary

Date of notification

21 June 2005



status list

Central Compliance

BY FAX AND POST

Deutsche Bank 

20 June 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 26 May 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 11,275,617,222 A ordinary shares, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the A ordinary shares of MyTravel Group Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay or Andrew Anderson in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

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